CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA, 52 - 28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 81 11 00 - FAX: (+34) 915 81 11 34

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

03032911

03 OCT 27 AM 7:21

SUPPL

Madrid, 23 October 2003

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9th September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

dlw 10/29

03 OCT 27 7:21

QUARTERLY REPORT

OFFICIAL NAME

CORPORACIÓN MAPFRE, S.A.

Amounts in EUROS

[ ]	**Financial Institutions**	B
[ ]	**Investment Companies**	C
[ ]	**General**	G
[X]	**Insurance Companies**	S

Page 1 and 1 bis	[X]
Page 2	[X]
Page 3	[X]
Page 4	[X]
Additional explanatory material	[X]

DATE: 23 OCTOBER 2003 **QUARTER:** THIRD 2003

INSURANCE

PRELIMINARY QUARTERLY RESULTS REPORT FOR THE FOLLOWING PERIOD:

QUARTER	THIRD	YEAR	2003

Official Name:
CORPORACIÓN MAPFRE, S.A.

Legal Address:	**N.I.F.**
P° de Recoletos, 25 28004 MADRID	A/08055741

Persons assuming responsibility for the information contained herein, positions they hold with the company, and identification of the power and authority by virtue of which they represent the company:	**SIGNATURE:**
Mr. Domingo Sugranyes Bickel Vice-Chairman and Chief Executive Officer of CORPORACIÓN MAPFRE, S.A. Public deed n° 2845 signed before notary public Mr. José María Prada Guaita on 20 September 2001	

A) PRELIMINARY QUARTERLY RESULTS

		NON-CONSOLIDATED		CONSOLIDATED	
		Current Fiscal Year	Previous Fiscal Year	Current Fiscal Year	Previous Fiscal Year
NET PREMIUMS & SURCHARGES (*)	0820	--	--	3,148,953	3,376,912
RESULT BEFORE TAXES	1040	9,187	-46,816	239,219	208,214
RESULT AFTER TAXES	1044	25,890	-31,040	172,210	152,587
Results attributable to minority interests	2050			64,933	63,178
RESULTS ATTRIBUTABLE TO THE CONTROLLING COMPANY	2060			107,277	89,409
PAID-UP CAPITAL	0500	90,782	90,782		
AVERAGE NUMBER OF EMPLOYEES	3000	62	69	12,547	11,822

Figures in € thousand

(*) Net premiums earned

B) BUSINESS DEVELOPMENT

The development of the business of CORPORACIÓN MAPFRE and its subsidiaries until 30 September 2003 confirms the trend observed in previous months:

- The key figures are growing at rates in excess of the targets for 2003 (excluding premiums in the Americas, which are decreasing due to the effect of exchange rates):

	3Q '03	% Var. vs. 3Q '02	Target	Var. vs. Target
Non-life direct insurance premiums: Spain	1,352.7	16.5%	> 10%	6.5%
Non-life direct insurance premiums: Abroad	899.8	-8.2%	> 10%	-18.2%
Third-party funds managed by Mapfre Vida	12,698.5	15.3%	8-10%	7.3%
Net result	107.3	20.0%	> 10%	10.0%

Figures in million euros

- consolidated revenues for the third quarter amounted to € 1,419.4 million, a 0.8% decrease with respect to the same three months of the previous year. The net consolidated profit earned over this three-month period reached € 34.6 million, a 23.6% increase with respect to the same period of 2002;

- total cumulative revenues for the first nine months of fiscal year 2003 reached € 4,878.5 million, a 0.4% decrease with respect to September 2002. The cumulative net consolidated profit for the same period reached € 107.3 million, a 20.0% increase;

- all the subsidiaries of MAPFRE AMÉRICA earned a positive result, and the majority of them recorded a significant increase in their respective premium volumes and profits expressed in local currencies.

B1) CONSOLIDATED FIGURES

➢ Revenues

The breakdown by line of business of the total revenues of CORPORACIÓN MAPFRE and its subsidiaries was as follows:

TOTAL REVENUES (Million euros)	30.09.03	30.09.02	Var. % 03/02
Companies operating primarily in Spain			
Direct insurance premiums: non-life	1,352.7	1,160.8	16.5
Direct insurance premiums: life	1,152.2	1,349.9	-14.6
Income from investments	578.3	485.0	19.2
Other income from consolidated companies	16.3	11.2	45.5
Brokerage and fund management (*)	40.9	40.1	2.0
Real estate management and development (*)	41.7	30.7	35.8
Total	3,182.1	3,077.7	3.4
Companies operating primarily abroad			
Direct insurance premiums: non-life	899.8	980.6	-8.2
Direct insurance premiums: life	31.4	35.1	-10.5
Accepted reinsurance premiums	395.4	344.3	14.8
Assistance premiums and other income	136.8	115.6	18.3
Income from investments	190.9	300.2	-36.4
Other income from consolidated companies	-1.4	0.2	—
Travel Agency (*)	43.5	46.8	-7.1
Total	1,696.4	1,822.8	-6.9
TOTAL	4,878.5	4,900.5	-0.4

(*) Equity-accounted

Total direct insurance and accepted reinsurance premiums decreased 1.4% with respect to the same period of the previous year, reaching € 3,931.3 million. Net premiums earned decreased 6.7% over the same period, reaching € 3,149.0 million.

Total direct insurance and accepted reinsurance premiums in the Life business decreased 14.5%, reaching € 1,183.6 million. Total direct insurance and accepted reinsurance premiums in the Non-life business grew 5.4%, reaching € 2,723.5 million.

The decrease in the volume of Life premiums in Spain, is mainly due to a lower amount of maturities and renewals of savings products, particularly single-premium type. The moderate growth in the Non-life branches reflects the effect of exchange rates (mainly the appreciation of the euro) on foreign business activities, while the volume of

premiums of companies operating in Spain in the Non-life business grew 16.5% as a whole.

➢ Results

The breakdown by line of business of the consolidated result is shown in the following table:

CONSOLIDATED RESULTS
(Million euros)

	30.09.03	30.09.02	% Var. 03/02
FULLY CONSOLIDATED SUBSIDIARIES			
Companies operating primarily in Spain			
Direct Insurance	171.6	151.7	13.1
Other	---	---	—
Subtotal	171.6	151.7	13.1
Companies operating primarily abroad			
Direct Insurance	45.3	50.9	-11.0
Accepted reinsurance	32.1	23.0	39.6
Assistance	4.7	3.8	23.7
Other	0.6	-0.2	—
Subtotal	82.7	77.5	6.7
EQUITY-ACCOUNTED SUBSIDIARIES			
Brokerage and fund management	16.3	16.1	1.2
Real estate management and development	5.7	3.4	67.6
Other	0.1	---	—
Total result from subsidiaries	276.4	248.7	11.1
Amortisation of goodwill and portfolio acquisition costs	-22.2	-26.0	-14.6
Holding company results (non-consolidated)	9.2	-46.8	—
Consolidation adjustments	-24.2	32.3	-174.9
Result before tax and minority interests	**239.2**	**208.2**	**14.9**
Tax	-67.0	-55.6	20.5
Result after tax	**172.2**	**152.6**	**12.8**
Minority interests	-64.9	-63.2	2.7
Net attributable result	**107.3**	**89.4**	**20.0**

B2) SUBSIDIARIES' FIGURES

➢ **Companies operating primarily in Spain and Portugal**

The following tables provide a breakdown of direct insurance and accepted reinsurance premiums, and of consolidated results, respectively, for the subsidiaries of MAPFRE CAJA MADRID HOLDING:

Written and accepted premiums	30.09.03	30.09.02	% Var. 03/02
MAPFRE VIDA	1,147.9	1,345.3	-14.7
MAPFRE SEGUROS GENERALES (*)	660.7	582.3	13.5
COMMERCIAL INSURANCE UNIT	418.5	334.2	25.2
MAPFRE CAJA SALUD	277.8	248.2	11.9
MAPFRE CAJA MADRID HOLDING	2,504.9	2,510.0	-0.2

Results	Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs			After tax, minority interests, and amortisation of goodwill and portfolio acquisition costs		
	30.09.03	30.09.02	% Var. 03/02	30.09.03	30.09.02	% Var. 03/02
MAPFRE VIDA	85.8	77.1	11.3	62.3	57.4	8.5
MAPFRE SEGUROS GENERALES (*)	61.3	57.0	7.5	34.9	31.3	11.5
COMMERCIAL INSURANCE UNIT	29.9	22.9	30.6	19.0	14.7	29.3
MAPFRE CAJA SALUD	12.3	11.3	8.8	6.8	6.2	9.7
Other	-2.0	-0.7	---	-2.0	-0.7	---
Hldg. co. expenses and cons. adjusts.	-3.0	-2.9	3.4	-12.4	-13.1	-5.3
MAPFRE CAJA MADRID HOLDING	184.3	164.7	11.9	108.6	95.8	13.4

Figures in € million

(*) Excluding its subsidiary MAPFRE INDUSTRIAL, which is included in the Commercial Insurance Unit.

According to the figures recently published by ICEA, in the first half of 2003 the companies grouped under MAPFRE CAJA MADRID HOLDING strengthened their market position in Spain:

➢ MAPFRE VIDA reached a 9.1% share of total Life premiums, against 8.3% as of December 2002;

➢ The companies grouped under MAPFRE CAJA MADRID HOLDING reached a combined 7.4% share of total Non-Life premiums, against 7.1% as of December 2002.

Including premiums from MUSINI, S.A. and MUSINI VIDA, these market shares would increase to 9.7% of total Life premiums, and 8.8% of total Non-Life premiums.

- **MAPFRE VIDA**

The development of the business of MAPFRE VIDA in the first nine months of the year is shown in the following table:

	30.09.03	30.09.02	Var. % 03/02
REGULAR PREMIUMS	274.3	279.4	-1.8
- Agents channel	257.1	259.8	-1.0
- Bank channel	17.2	19.6	-12.2
SINGLE PREMIUMS	756.3	920.8	-17.9
- Agents channel	229.0	200.9	14.0
- Bank channel	527.3	719.9	-26.8
LIFE PREMIUMS - SAVINGS	1,030.6	1,200.2	-14.1
Externalisation	--	44.1	–
- Agents channel	--	44.1	–
- Bank channel	--	--	–
Sub-total	1,030.6	1,244.3	-17.2
LIFE PREMIUMS - RISK	117.3	101.0	16.1
- Agents channel	70.2	56.4	24.5
- Bank channel	47.1	44.6	5.6
TOTAL PREMIUMS	**1,147.9**	**1,345.3**	**-14.7**
TECHNICAL RESERVES	9,737.7	8,517.7	14.3
MUTUAL FUNDS	2,203.4	1,911.2	15.3
PENSION FUND	757.4	582.2	30.1
THIRD-PARTY FUNDS UNDER MANAGEMENT	**12,698.5**	**11,011.1**	15.3
SHAREHOLDERS' EQUITY	407.2	367.5	10.8
TOTAL FUNDS UNDER MANAGEMENT	**13,105.7**	**11,378.6**	**15.2**

Figures in € million

The 13.4% increase in funds under management in life insurance policies, mutual funds and pension funds recorded by MAPFRE VIDA in the first half of 2003 exceeded the growth rate for the market as a whole, which was 9.9% according to the data published by ICEA and INVERCO.

- **GENERAL INSURANCE**

The main figures for the companies presently included in the General Insurance Unit were as follows:

Company	Written Premiums	% Var. 03/02	Results (*)	
			30.09.03	30.09.02
MAPFRE SEGUROS GENERALES (non-cons.)	381.4	16.5	31.3	27.8
MAPFRE GUANARTEME	134.8	15.2	15.7	14.7
MAPFRE FINISTERRE	144.5	4.7	12.5	14.1

Figures in € million

(*) Before amortisation of goodwill and portfolio acquisition costs, taxes and minority interests.

The premiums and results of this Unit continued to grow at a sustained rate, in line with the expectations for the year as a whole. The claims ratio, while still at a favourable level, increased slightly in the third quarter of 2003.

The result of MAPFRE FINISTERRE includes provisions for restructuring charges amounting to € 4.6 million.

Direct insurance and accepted reinsurance premiums sold through the Bank Channel amounted to € 43.3 million, a 19.1% increase over the previous year.

- **COMMERCIAL INSURANCE UNIT**

The main figures for the companies presently included in the Commercial Insurance Unit were as follows:

Company	Written Premiums	% Var. 03/02	Results (*)	
			30.09.03	30.09.02
MAPFRE INDUSTRIAL	337.7	25.8	23.2	18.0
MAPFRE CAUCIÓN Y CREDITO	80.8	23.0	6.8	5.0

Figures in € million

(*) Before amortisation of goodwill and portfolio acquisition costs, taxes and minority interests.

Direct insurance and accepted reinsurance premiums sold through the Bank Channel amounted to € 19.2 million, a 33.3% increase over the previous year.

- **MAPFRE CAJA SALUD**

Direct insurance and accepted reinsurance premiums sold through the Bank Channel amounted to € 11.4 million, a 26.7% increase over the previous year.

According to the figures recently published by ICEA, in the first half of 2003 MAPFRE CAJA SALUD continued to grow faster than the market, with an 11.7% increase in premiums, against 9.8% for the Health insurance branch as a whole.

> **Companies operating primarily abroad**

The following tables provide a breakdown of direct insurance and accepted reinsurance premiums, and of consolidated results, respectively, for the subsidiaries operating primarily abroad:

Written and accepted premiums and income from the sale of services			
	30.09.03	30.09.02	% Var. 03/02
MAPFRE AMERICA	925.3	1,010.0	-8.4
MAPFRE RE	649.8	569.2	14.2
MAPFRE ASISTENCIA	180.3	162.4	11.0
- Premiums	99.7	94.0	6.1
- Other income	37.1	21.6	71.8
- Travel Agency	43.5	46.8	-7.1

Results						
	Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs			After tax, minority interests, and amortisation of goodwill and portfolio acquisition costs		
	30.09.03	30.09.02	% Var. 03/02	30.09.03	30.09.02	% Var. 03/02
MAPFRE AMERICA	44.4	50.9	-12.8	30.1	21.5	40.0
MAPFRE RE	32.1	23.0	39.6	20.9	17.4	20.1
MAPFRE ASISTENCIA	4.7	3.8	23.7	2.9	2.4	20.8

Figures in € million

- **MAPFRE AMÉRICA**

The business developed positively during the first nine months of the year, with strong premium and results growth in local currencies, together with a decrease in the claims ratio, due to a lower frequency of claims and to improvements in risk selection, and a reduction in expenses.

Moreover, the 40.0% increase in the net profit reflects:

- the negative impact from the cumulative devaluation of Latin American currencies and of the US dollar against the euro, which on average reduced by approximately 25 percentage points the growth rate of the premiums and profits of the subsidiaries expressed in euros;
- a decrease in financial income in 2003, due to market conditions;
- lower goodwill amortisation charges;
- a lower tax burden, due to the early amortisation of tax credits in 2002;
- a decrease in minority interests after the buy-backs carried out in 2002 in Mexico and Venezuela.

All subsidiaries are earning a positive result. Therefore, the degree of diversification of the contributions to the consolidated result of MAPFRE AMÉRICA has increased with respect to the same period of the previous year.

The breakdown by country was as follows:

Country	Company	Written Premiums	% Var. 03/02 Euros	% Var. 03/02 Local currency	Results (*)	
					30.09.2003	30.09.2002
Argentina	MAPFRE ARGENTINA	103.2	92.2	123.8	4.3	0.2
Brazil	MAPFRE VERA CRUZ	158.0	-15.4	17.3	5.8	5.5
Colombia	MAPFRE S.G. COLOMBIA	28.9	-9.4	30.0	1.7	1.4
Chile	MAPFRE S.G. CHILE	61.3	7.0	29.2	2.0	0.8
El Salvador	LA CENTRO AMERICANA	21.4	-10.8	7.8	1.4	1.4
Mexico	MAPFRE TEPEYAC	239.3	-10.2	20.9	7.5	16.0
Paraguay	MAPFRE PARAGUAY	5.1	-10.5	29.0	0.2	0.2
Peru	MAPFRE PERU	16.2	-22.9	-8.4	0.6	-3.0
Puerto Rico	MAPFRE USA	157.2	-10.6	6.7	15.1	10.0
Uruguay	MAPFRE URUGUAY	5.3	-32.1	-18.1	0.1	-1.0
Venezuela	LA SEGURIDAD	129.4	-27.9	28.1	13.5	24.1

Figures in € million

(*) Before amortisation of goodwill and portfolio acquisition costs, taxes and minority interests.

- **MAPFRE RE**

The development of the business of MAPFRE RE during the first nine months of 2003 was characterised by sustained premiums growth and a positive technical result, in line with the expectations for the year as a whole. The competitive position of this company has improved considerably with respect to the same period of the previous year.

Hurricane Isabel had a very limited impact on the net result of MAPFRE RE, and is not expected to cause any changes in the expectations for the year.

- **MAPFRE ASISTENCIA**

The development of the business of MAPFRE ASISTENCIA during the first nine months of 2003 was characterised by:

- a significant increase in the profits of its European subsidiaries;
- a decrease in the profits of its Latin American subsidiaries, due to the devaluation of local currencies, and an increase in the claims ratio of its Brazilian subsidiary;
- the substantial € 3.1 million contribution to the result before amortisation, taxes and minority interests, which came from ROAD AMERICA and NUOVI SERVIZI AUTO, the two companies that were acquired during 2003.

➢ **Investments and financing**

- Direct investments of CORPORACIÓN MAPFRE

CORPORACIÓN MAPFRE subscribed for its part of the capital increase at MAPFRE RE by transferring to it the ownership of a unique property located in Paseo de Recoletos 25, Madrid, which was valued at € 30.0 million by external surveyors, and by paying up € 23.8 million in cash. As a consequence of this capital increase, which amounted to € 60 million in total, the shareholding of CORPORACIÓN MAPFRE in MAPFRE RE reached 84.3% as of 30.09.03, from 83.3% as of 31.12.02.

CORPORACIÓN MAPFRE also subscribed for its part of the capital increase at MAPFRE CAJA MADRID HOLDING € 25.5 million out of a total increase of € 50

million). Additionally, CORPORACIÓN MAPFRE invested € 40 million (€ 17.0 million of which as capital increases, and € 23.0 million as loans) to fund the development plans of MAPFRE ASISTENCIA.

Among smaller transactions, CORPORACIÓN MAPFRE acquired from FIRST METRO a 40% share of the capital of MAPFRE ASIAN, for a consideration of € 3.0 million, raising its shareholding in MAPFRE ASIAN to 93.2% as of 30.09.03, from 53.2% as of 31.12.02.

- Investments made by subsidiaries

The bids made by MAPFRE CAJA MADRID HOLDING, a subsidiary in which CORPORACIÓN MAPFRE has a 51% stake, were selected by SEPI as the winners in the privatisation process of MUSINI, S.A. and MUSINI VIDA. According to the information released by SEPI, the total price, including adjustments, should be approximately € 297 million. This amount may vary depending on the fluctuations in the unrealised gains in the portfolio of securities that are not backing technical reserves as of the date of the transfer balance sheet (30.09.03), and on the results for the period, net of any dividends, which will be included in the net worth as of the same date. On July the 30th, € 62.1 million of the price were paid out upon the signing of the private sale contract.

MAPFRE GUANARTEME acquired own shares equivalent to 22.5% of its share capital for an amount of € 38.4 million. These shares, which were held by minority shareholders, were later amortised, thus raising the shareholding of MAPFRE SEGUROS GENERALES in MAPFRE GUANARTEME to 100% as of 30.09.03.

MAPFRE ASISTENCIA made two acquisitions:

- 100% of the share capital of the group of companies denominated ROAD AMERICA MOTOR CLUB for an initial amount of USD 18 million, and a complementary payment based on the results these businesses will generate over the next three years;
- NUOVI SERVIZI AUTO, S.p.A., an Italian company specialised in warranty extension services for second-hand vehicles, and its Irish reinsurance subsidiary GENERAL SERVICES REINSURANCE Ltd., for a total amount of € 12.1 million.

MAPFRE AMÉRICA acquired from minority shareholders an 18.1% stake in MAPFRE PERU Compañía de Seguros y Reaseguros, S.A. for USD 1.1 million (approx. € 1 million), increasing its shareholding in this subsidiary to 98.9%.

MAPFRE USA agreed to acquire CANADA LIFE INSURANCE COMPANY OF PUERTO RICO, specialised in Life, Accidents and Health insurance, for a price of USD 7.0 million. This company, which carries out its business activities in Puerto Rico and the US Virgin Islands, recorded premiums of USD 37.2 million and shareholders' funds of USD 5.1 million as of 31.12.02.

- **Personnel**

As of 30 September 2003, CORPORACIÓN MAPFRE and its subsidiaries employed 12,645 persons (5,665 in Spain and 6,980 in other countries), an increase of 680 persons with respect to the previous year.

➤ **Sistema Mapfre results**

CORPORACIÓN MAPFRE is a subsidiary of MAPFRE MUTUALIDAD, the leading Motor insurer in Spain, which owns 55.2% of its share capital. Together with their respective subsidiaries they form SISTEMA MAPFRE, which in September 2003 reached total revenues of € 6,713.0 million, a 2.2% increase over the previous year, and a net consolidated profit after taxes and minority interests of € 230.7 million, a 36.7% increase.

The breakdown of the consolidated results of SISTEMA MAPFRE is shown in the following table:

	Revenues			**Results (*)**		
	30.09.03	30.09.02	% Var. 03/02	30.09.03	30.09.02	% Var. 03/02
MAPFRE VIDA	1,707.6	1,828.1	-6.6	85.8	77.1	11.3
MAPFRE SEG. GRALES.	698.4	611.3	14.2	61.3	57.0	7.5
COMMERCIAL INS. UNIT	449.4	355.6	26.4	29.9	22.9	30.6
- Mapfre Industrial	357.6	280.8	27.4	23.2	18.0	28.9
- Mapfre Caución y Crédito	91.8	74.8	22.7	6.8	5.0	36.0
MAPFRE CAJA SALUD	285.0	253.6	12.4	12.3	11.3	8.8
MAPFRE CAJA MADRID	**3,140.6**	**3,046.1**	**3.1**	**184.3**	**164.7**	**11.9**
MAPFRE AMERICA	1,054.3	1,200.5	-12.2	44.4	50.9	-12.8
MAPFRE RE	713.2	657.3	8.5	32.1	23.0	39.6
MAPFRE ASISTENCIA	180.3	162.4	11.0	4.7	3.8	23.7
MAPFRE INMUEBLES	41.7	30.9	35.0	5.7	3.4	67.6
CORPORACION MAPFRE	**4,878.5**	**4,900.5**	**-0.4**	**261.4**	**234.2**	**11.6**
MAPFRE AGROPECUARIA	115.1	97.1	18.5	6.7	5.2	28.8
MAPFRE AMERICA VIDA	153.0	160.6	-4.7	5.8	-1.7	—
MAPFRE MUTUALIDAD (**)	1,647.2	1,477.9	11.5	221.7	162.1	36.8
SISTEMA MAPFRE	**6,713.0**	**6,570.5**	**2.2**	**484.6**	**388.5**	**24.7**

Figures in € million

(*) Result before amortisation of goodwill and portfolio acquisition costs, taxes and minority interests.
(**) Includes MAPFRE MUTUALIDAD, MARES, MAPFRE SEGUROS GERAIS and CESVIMAP.

C) BASIS OF PRESENTATION AND VALUATION CRITERIA

The same accounting principles, criteria and policies, which were applied in the latest annual accounts, and conform to the requirements of the current regulation applicable to the company, have been followed.

D) DIVIDENDS DISTRIBUTED DURING THE PERIOD

		% based on nominal	Euros per Share	Amount (€ '000)
1. Ordinary Shares	3100	20	0.10	18,156
2. Preferred Shares	3110	---	—	----
3. Non-voting Shares	3120	---	—	----

Further information on dividend payments (interim, supplementary, etc.):

Interim dividend paid out of freely available reserves (results from previous years pending application), paid on 2 June 2003. Shares numbered 1 to 181,564,536 cdlected € 0.10 gross per share.